CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

It is hereby certified that:

1.	The name of the corporation is AIT Therapeutics, Inc.

2.	The Amended and Restated Certificate of Incorporation is hereby amended, effective June 26, 2019 at 9:00 a.m. Eastern Daylight Time, by striking out Article “I” thereof and by submitting in lieu of said Article the following new Article:

“I”: The name of the corporation (hereinafter called the “Corporation”) is Beyond Air, Inc.

3.	The amendment of the Amended and Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware.

Signed and attested on June 25, 2019

By:	/s/ Steven Lisi
Title:	Chief Executive Officer
Name:	Steven Lisi